Exhibit 99.2

P.O. BOX 8016, CARY, NC 27512-9903 Above Food Ingredients Inc. For Stockholders of record as of May 2, 2025 Friday, June 13, 2025 11:30 AM, CST (Regina, SK) Offices of Above Food Ingredients Inc., #002, 2305 Victoria Avenue, Regina, SK, S4P 0S7 and via Zoom using the Meeting ID: 864 7474 0545 and Passcode: 383746 YOUR VOTE IS IMPORTANT! PLEASE VOTE BY: 11:30 AM, CST (Regina SK), June 11, 2025. Internet: www.proxypush.com/ABVE • Cast your vote online • Have your Proxy Card ready • Follow the simple instructions to record your vote Phone: 1-877-680-5400 • Use any touch-tone telephone • Have your Proxy Card ready • Follow the simple recorded instructions Mail: • Mark, sign and date your Proxy Card • Fold and return your Proxy Card in the postage-paid envelope provided This proxy is being solicited on behalf of the Management The undersigned hereby appoints Lionel Kambeitz, or failing this person, Jason Zhao, or failing this person, Alberto Ardura. (the "Named Proxies"), and each or either of them, as the true and lawful attorneys of the undersigned, with full power of substitution and revocation, and authorizes them, and each of them, to vote all the shares of capital stock of Above Food Ingredients Inc. which the undersigned is entitled to vote at said meeting and any adjournment thereof upon the matters specified and upon such other matters as may be properly brought before the meeting or any adjournment thereof, conferring authority upon such true and lawful attorneys to vote in their discretion on such other matters as may properly come before the meeting and revoking any proxy heretofore given. THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED OR, IF NO DIRECTION IS GIVEN, SHARES WILL BE VOTED IDENTICAL TO THE BOARD OF DIRECTORS RECOMMENDATION. This proxy, when properly executed, will be voted in the manner directed herein. In their discretion, the Named Proxies are authorized to vote upon such other matters that may properly come before the meeting or any adjournment or postponement thereof. You are encouraged to specify your choice by marking the appropriate box (SEE REVERSE SIDE) but you need not mark any box if you wish to vote in accordance with the Board of Directors’ recommendation. The Named Proxies cannot vote your shares unless you sign (on the reverse side) and return this card. PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE Copyright © 2025 BetaNXT, Inc. or its affiliates. All Rights Reserved Special Meeting of Stockholders Your vote matters! Have your ballot ready and please use one of the methods below for easy voting: Your control number Have the 12 digit control number located in the box above available when you access the website and follow the instructions.

Please make your marks like this: MANAGEMENT RECOMMENDS A VOTE: FOR ON PROPOSALS 1 AND 2 Above Food Ingredients Inc. Special Meeting of Stockholders MANAGEMENT RECOMMENDS FOR FOR Check here if you would like to attend the meeting in person. Authorized Signatures - Must be completed for your instructions to be executed. Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form. Signature (and Title if applicable) Date Signature (if held jointly) Date FOR AGAINST 1. Approval Reverse Stock Split. To consider and, if deemed appropriate, to approve the adoption of an amendment to the Corporation's articles to effect a reverse stock split of the Corporation's outstanding common shares at a ratio in the range of 1 for 2 to 1 for 250 (the "Reverse Stock Split"), such amendment to become effective at an exact ratio and a date to be determined by the board of directors of the Corporation (the "Board") if the Board considers it to be in the best interests of the Corporation to implement such Reverse Stock Split, all as more particularly described in the Management Information Circular dated May 2, 2025 ("Circular"). 2. Approval of Amendments to the By-Laws. To consider and, if deemed appropriate, to approve an ordinary resolution, with or without amendment, ratifying, confirming and approving the amended and restated By-Law No. 1 of the Corporation in the form adopted by the Board on, 2025 and attached as Schedule A do the Circular. PROPOSAL YOUR VOTE